VIA EDGAR

May 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon Isabel Rivera

Re:	SIM Acquisition Corp. I Draft Registration Statement on Form S-1 Submitted April 19, 2024 CIK No. 0002014982

Dear Ms. Paulemon and Ms. Rivera:

SIM Acquisition Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 16, 2024, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on April 19, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. Disclosure changes have been made in the amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted April 19, 2024

Summary

Competitive Differentiation, page 3

1.	Please disclose the current trading prices of any special purpose acquisition company business combinations your management has participated in, including One Group Hospitality, Inc., Spectral AI, Inc., and Immunome, Inc.

In response to the Staff’s comment, we have revised the disclosures on pages 3 and 103 of the Draft Registration Statement. We respectfully inform the Staff that we will add the current trading prices when we publicly file the Form S-1. We respectfully advise the Staff that we have not included the current trading price of Immunome, Inc. as it did not become a public company through a business combination transaction with a special purpose acquisition company.

The Offering

Proceeds to be held in trust account, page 20

2.	We note your disclosure that the trust account funds may not be released until the completion of the initial business combination “or earlier in connection with the commencement of procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination.” Nasdaq Listing Rule IM-5101-2 states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

In response to the Staff’s comment, we have deleted the disclosures on pages 15, 21, 27, 32, 36, 113, 136, 146, and 148 of the Draft Registration Statement indicating that the funds in the trust account may be released prior to the consummation of the initial business combination.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 61

3.	Please state whether your sponsor is, is controlled by, or has substantial ties with a non- U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

We respectfully inform the Staff that our sponsor is a limited liability company incorporated in the state of Delaware and is not controlled by, and does not have substantial ties with, a non-U.S. person, and that we have revised the indicated disclosure to reflect this.

Effecting Our Initial Business Combination

Permitted Purchases of Our Securities, page 109

4.	We note your disclosure that your sponsor, officers, and directors have agreed to vote any public shares purchased during or after the initial public offering in favor of your initial business combination, and that such purchases may be at a price different from the price a public shareholder would receive if it elected to redeem its shares. Please tell us how such purchases will comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosures on pages 45 and 112 of the Draft Registration Statement to clarify that the purchase price per share paid by any of our sponsor, directors, officers and their affiliates will not exceed the amount per share a public shareholder would receive if it elected to redeem its shares. As such, agreements with such potential purchasers will only be made in compliance with the Staff’s interpretive guidance with respect to the application of Rule 14e-5 and other tender offer rules during the redemption offer period in the manner described on pages 45, 46, 112 and 113.

Principal Shareholders, page 134

5.	Please revise your beneficial ownership table to clarify the text to which each of the four footnotes beneath the table corresponds.

In response to the Staff’s comment, we have revised the disclosure on page 138 of the Draft Registration Statement.

General

6.	We note disclosure on pages F-7 and F-8 that, if the company executes a business combination agreement within 24 months from the closing of the initial public offering, the company will have until 27 months from the closing to complete the initial business combination. Please reconcile this statement with disclosure throughout your prospectus that if you have not completed an initial business combination within 24 months from the closing of the offering, you will redeem 100% of the public shares.

In response to the Staff’s comment, we have deleted the references to 27 months on pages F-7 and F-8 of the Draft Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. and Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ David Kutcher
Name:	David Kutcher
Title:	Chief Financial Officer

cc:	Stuart Neuhauser, Esq. Joshua N. Englard, Esq.

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